SELECTED FINANCIAL INFORMATION                    REGAL-BELOIT CORPORATION
------------------------------                    ------------------------

FIVE YEAR HISTORICAL DATA

                                           (In Thousands, Except Per Share Data)
                                        --------------------------------------------
                                                   Year Ended December 31,
                                        --------------------------------------------
                                          1998     1997     1996     1995     1994
                                        -------- -------- -------- -------- --------
Net Sales                               $543,513 $487,019 $281,508 $295,891 $242,650
Income from Operations                    81,113   74,381   51,120   53,607   38,982
Net Income                                42,961   38,897   32,276   32,818   23,129
Total Assets                             482,022  485,625  196,996  175,480  167,665
Long-term Debt                           166,218  192,261    2,168    2,884   16,022
Shareholders' Investment                 224,497  189,427  160,023  135,873  110,545
Per Share of Common Stock:
 Earnings Per Share                         2.06     1.87     1.57     1.60     1.13
 Earnings Per Share - Assuming Dilution     2.02     1.83     1.53     1.57     1.11
 Cash Dividends Declared                     .48      .48      .48      .39      .31
 Shareholders' Investment                  10.74     9.09     7.75     6.61     5.40

Average Number of Shares Outstanding      20,893   20,806   20,617   20,509   20,438
Average Number of Shares -
   Assuming Dilution                      21,278   21,275   21,075   20,966   20,840

COMMON STOCK
                                   1998                                 1997
                     ---------------------------------   ------------------------------
                            Price Range                       Price Range
                     ----------------------  Dividends   -------------------  Dividends
                        High        Low        Paid        High       Low       Paid
                     ----------  ----------  ---------   ---------  --------  ---------
1st Quarter          $ 33 1/4    $ 26 7/8     $ .12      $ 24 1/2   $ 18       $ .12
2nd Quarter            33 1/4      27 13/16     .12        28 1/2     22 1/2     .12
3rd Quarter            28 9/16     19 3/8       .12        32 1/4     26 1/16    .12
4th Quarter            26 7/8      17 1/2       .12        32 3/4     25 1/16    .12

Regal-Beloit has paid 154 consecutive quarterly dividends through January, 1999. The approximate number of holders of common stock as of December 31, 1998 is 1,170.

QUARTERLY FINANCIAL INFORMATION

                                             (In Thousands, Except Per Share Data)
                           ------------------------------------------------------------------------------
                                1st Qtr.           2nd Qtr.            3rd Qtr.            4th Qtr.
                           -----------------  ------------------  ------------------  -------------------
                             1998      1997     1998      1997      1998      1997      1998       1997
                           --------  -------  --------  --------  --------  --------  --------   --------
Net Sales                  $137,818  $70,570  $138,981  $143,610  $137,973  $138,403  $128,741   $134,436
Gross Profit                 39,738   20,371    41,290    41,408    38,907    39,068    37,879     40,161
Income from Operations       19,868   12,062    21,970    21,863    19,848    19,934    19,427     20,522
Net Income                   10,414    7,706    11,679    10,807    10,390     9,914    10,478     10,470
Earnings Per Share              .50      .37       .56       .52       .50       .48       .50        .50
Earnings Per Share -
 Assuming Dilution              .49      .36       .55       .51       .49       .47       .49        .49
Average Number of
    Shares Outstanding       20,861   20,774    20,898    20,807    20,905    20,816    20,908     20,826
Average Number of Shares -
 Assuming Dilution           21,332   21,248    21,349    21,253    21,223    21,315    21,209     21,300

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL STATEMENTS
------------------------------------------------------------
REGAL-BELOIT CORPORATION
------------------------

OVERVIEW

  The Company in 1998 achieved record highs in net sales, net income, and earnings per share for the second consecutive year. Net sales in 1998 increased 11.6% to $543,513,000. Net income rose 10.4% to $42,961,000 in
1998, or $2.02 per share (assuming dilution). Return on average shareholders' investment (ROE) was 20.8%, the fifth year in a row above 20%. As 1998 progressed there was a slowing in demand in many of the Company's markets. This led to weakening orders and sales in the second half of the year, particularly during the fourth quarter.

  Cash flow from operations of $50,393,000 in 1998 was again strong, enabling long-term debt to be reduced by $26,038,000 during 1998 to $166,218,000 at year-end 1998. Virtually all of the debt reduction occurred in the second half of 1998. The Company's capitalization ratio at December 31, 1998 was 42.5%, down from 50.4% a year earlier.


RESULTS OF OPERATIONS

1998 versus 1997
----------------
  Total Company net sales in 1998 were $543,513,000, an 11.6% increase from $487,019,000 in 1997. Mechanical Group net sales were $280,153,000, 1.8%
below 1997 net sales of $285,174,000. The decrease from 1997 occurred almost entirely in the fourth quarter of 1998, with many of the Mechanical Group's customers adjusting their inventories to lower levels as the industrial economy continued to slow. Electrical Group net sales in 1998 of $263,360,000 were 30.5% higher than the $201,845,000 of net sales for the nine months of 1997 following the acquisition of Marathon Electric. (See "Note 4 to Consolidated Financial Statements") On a pro-forma basis assuming the acquisition had occurred January 1, 1997, Electrical Group sales in 1998 were .5% below net sales of $264,681,000 in 1997.

  Gross profit as a percent of net sales for the Company was 29.0% in 1998, unchanged from 1997. Income from operations for the Company increased 9.1% to $81,113,000 in 1998 from $74,381,000 in 1997. As a percent of net sales, income from operations decreased to 14.9% in 1998 from 15.3% the prior year. The reduction was due in part to having one additional quarter of Electrical Group operations, with its lower operating margins, in 1998 than in 1997. Mechanical Group operating income margin decreased to 16.3% in 1998 from 17.0% in 1997, primarily due to lower sales volume and the related impact on cost of sales. However, Electrical Group operating income margin increased to 13.4% in 1998 from 12.9% a year previously, due mainly to reductions in operating expenses.

  Interest expense increased to $11,479,000 in 1998 from $10,804,000 in 1997, due to a full year of the acquisition related debt in 1998 versus only nine months in 1997. For the last nine months of 1998, interest expense of $8,491,000 was $2,260,000, or 21%, lower than the comparable nine months of 1997. The average rate of interest the Company paid in 1998 was 6.1% as compared to 6.2% in 1997. Interest income decreased to $306,000 in 1998 from $810,000 in 1997. The decrease was due primarily to the Company utilizing $37,000,000 of cash for the March 1997 acquisition of Marathon Electric.

  The Company's effective tax rate decreased to 38.6% of income before taxes in 1998 from 39.6% in 1997. The decrease was due primarily to reductions in effective Company state income tax rates in 1998.

  Net income of the Company in 1998 was $42,961,000, a 10.4% increase from $38,897,000 in 1997. As a percent of net sales, net income was 7.9% in 1998 versus 8.0% in 1997. On a per share basis, 1998 net income was $2.06 per share (basic) and $2.02 per share (assuming dilution), 10% higher in each case than 1997 net income of $1.87 per share (basic) and $1.83 per share (assuming dilution).


1997 versus 1996
----------------
 Net sales of the Company were $487,019,000 in 1997, a 73.0% increase from $281,508,000 in 1996. Mechanical Group net sales grew to $285,174,000 in 1997, a 1.3% increase from $281,508,000 in 1996. Sales growth in the Mechanical Group's operating divisions in 1997 varied, with about half achieving sales growth, more than offsetting those that had sales decreases. Electrical Group 1997 net sales for the nine months as part of the Company were $201,845,000, 9% higher than for the same nine months of 1996 under Marathon Electric's former ownership. The Electrical Group achieved broad-based sales increases in motors, generators, and other electrical products.

  Gross profit as a percentage of sales for the Company was 29.0% in 1997 as compared to 29.5% in 1996. The decrease from 1996 was due primarily to a decline in the overall gross margin in the Mechanical Group resulting from a more competitive pricing environment in 1997 than experienced in 1996. Company operating expenses increased to $66,627,000 in 1997 from $31,806,000 in 1996 due predominantly to the acquisition of Marathon Electric.

  Income from operations of the Company increased to $74,381,000 in 1997 from $51,120,000 in 1996. The increase was due to the $25,836,000 of income from operations contributed by the new Electrical Group from April through December 1997.

  Interest expense in 1997 was $10,804,000 as compared to $357,000 in 1996. On March 26, 1997, the Company borrowed $242,000,000 under its Revolving Credit Facility to finance the purchase of Marathon Electric (See "Note 4 to Consolidated Financial Statements"). The average rate of interest paid by the Company in 1997 was 6.2%.

  The Company's effective tax rate increased to 39.6% of income before taxes in 1997 from 37.7% in 1996. The rate increase was due primarily to the nondeductibility of the amortized goodwill associated with the Marathon Electric acquisition.



YEAR 2000 READINESS DISCLOSURE

  The Company has for several years been addressing the Year 2000 issue. Management has been aware of the critical requirement that the Company's computer hardware and systems handle all transactions properly relating to 2000 and beyond. Management further understands the importance of computer-operated machinery and facilities equipment such as tele-communications, security, and HVAC also being Year 2000 ready. The Company's products have been evaluated and determined to be Year 2000 ready.

  Accordingly, the Company has assessed its computer hardware and systems and any necessary changes have, for the most part, been made and implemented. Testing of the Company's systems to assure Year 2000 readiness is in progress. Also in progress is the evaluation and testing of computer-operated machinery and facilities equipment. The Company plans to complete its testing during the second quarter of 1999.

  Additionally, recognizing the Company's dependence on its suppliers, surveys have been sent to key suppliers to evaluate their Year 2000 readiness efforts and status. Where key suppliers are not able to verify their readiness to the Company's satisfaction, the Company plans to consider alternative or contingent suppliers.

  Management believes that the Company is devoting the necessary resources to identify and resolve significant Year 2000 issues and to minimize the risk of not being Year 2000 ready. Management further believes the costs it has expended, and plans to expend, to become Year 2000 ready are not material, and have not had, and will not have, an adverse effect on the Company's financial position, cash flow or results of operations. However, to the extent that the Company or third parties on which it relies do not achieve Year 2000 readiness in a timely manner, the Company's financial position, cash flow or results of operations may be adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

 The Company's working capital increased to $117,305,000 at December 31, 1998, from $100,627,000 a year ago. The increase was due primarily to reductions in current liabilities. The Company's current ratio also increased, to 3.0:1 at year-end 1998, from 2.4:1 a year earlier.

  The Company maintains a $190,000,000 unsecured revolving credit facility which expires March 26, 2002 (the "Facility"). The Facility permits the Company to borrow up to the credit limit at interest rates based upon a margin above LIBOR. At December 31, 1998, $166,000,000 was outstanding under the Facility, a $26,000,000 reduction from the end of 1997, and the Company had $24,000,000 of available borrowing capacity. During 1998 the Company paid an average interest rate of 6.1% for its outstanding debt. The Company was in compliance with the covenants of the Facility throughout 1998. The Company's capitalization ratio at December 31, 1998 was 42.5%, down from 50.4% a year earlier and its funded debt to EBITDA ratio at year-end 1998 was 1.61:1 as compared to 1.86:1 at year-end 1997.

  Additionally, the Company maintains a short-term credit line of $10,000,000. At December 31, 1998, there were no borrowings against the short-term line. Management believes the credit facilities it has in place provide sufficient borrowing capacity for the Company to finance its operations for the foreseeable future. Management further believes that future external growth from acquisitions can be adequately funded from a combination of the current credit facilities and the Company's ability to further leverage its equity with additional long-term indebtedness.

  Cash flow from operations was $50,393,000 in 1998, below the $78,789,000 in 1997, primarily due to payment of liabilities associated with the Marathon Electric acquisition. Expenditures for property, plant and equipment in 1998 were $14,836,000. Commitments for capital items outstanding at December 31, 1998 were $1,500,000. Management believes its present facilities are sufficient to provide adequate capacity for its operations in 1999.

  In the ordinary course of business, the Company is exposed to market risk, primarily interest rate risk. The Company maintains a credit facility with floating-rate debt at a rate based on a margin above LIBOR. As a result, interest rate changes generally do not affect fair market value but do impact future earnings and cash flows assuming other factors are constant. A hypo-thetical 10% change in the Company's weighted average borrowing rate on the outstanding debt at December 31, 1998, would result in a change in after-tax annual earnings of approximately $630,000. The Company has no material foreign currency rate risk.

CONSOLIDATED BALANCE SHEETS                        REGAL-BELOIT CORPORATION
---------------------------                        ------------------------
In Thousands of Dollars

ASSETS
                                                             December 31,
                                                      ------------------------
                                                         1998          1997
                                                      ----------    ----------
Current Assets:
 Cash and cash equivalents                            $   3,548     $   3,351
 Receivables, less allowance for doubtful accounts of
   $1,851 in 1998 and $2,620 in 1997                     69,400        69,660
 Future income tax benefits                              10,249        13,141
 Inventories                                             91,461        85,527
 Prepaid expenses                                         1,253           880
                                                      ----------    ----------
     Total Current Assets                               175,911       172,559
Property, Plant and Equipment:
 Land and land improvements                              11,066        10,979
 Buildings and improvements                              66,123        64,167
 Machinery and equipment                                169,774       158,468
                                                      ----------    ----------
     Property, Plant and Equipment, at cost             246,963       233,614
 Less-Accumulated depreciation                          (99,034)      (82,355)
                                                      ----------    ----------
     Net Property, Plant and Equipment                  147,929       151,259
Goodwill                                                147,161       151,358
Other Noncurrent Assets                                  11,021        10,449
                                                      ----------    ----------
     Total Assets                                     $ 482,022     $ 485,625
                                                      ==========    ==========

LIABILITIES AND SHAREHOLDERS' INVESTMENT

Current Liabilities:
 Accounts payable                                     $  23,791     $  23,590
 Dividends payable                                        2,509         2,500
 Accrued compensation and employee benefits              19,395        28,674
 Other accrued expenses                                  12,359        11,434
 Federal and state income taxes                             509         5,696
 Current maturities of long-term debt                        43            38
                                                      ----------    ----------
     Total Current Liabilities                           58,606        71,932

Long-term Debt                                          166,218       192,261
Deferred Income Taxes                                    32,507        31,726
Other Noncurrent Liabilities                                194           279

Shareholders' Investment:
 Common stock, $.01 par value, 50,000,000
   shares authorized, 20,911,540 issued
   and outstanding in 1998 and 20,830,226
   issued and outstanding in 1997                           209           208
 Additional paid-in capital                              40,860        38,904
 Retained earnings                                      183,285       150,357
 Accumulated other comprehensive income                     143           (42)
                                                      ----------    ----------
     Total Shareholders' Investment                     224,497       189,427
                                                      ----------    ----------
     Total Liabilities and Shareholders' Investment   $ 482,022     $ 485,625
                                                      ==========    ==========

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME                  REGAL-BELOIT CORPORATION
---------------------------------                  ------------------------
In Thousands of Dollars, Except Shares Outstanding

                                                   For The Year Ended December 31,
                                              -------------------------------------
                                                 1998          1997         1996
                                              ----------    ----------   ----------
Net Sales                                     $  543,513    $  487,019   $  281,508
Cost of Sales                                    385,699       346,011      198,582
                                              ----------    ----------   ----------
Gross Profit                                     157,814       141,008       82,926
Operating Expenses                                76,701        66,627       31,806
                                              ----------    ----------   ----------
  Income From Operations                          81,113        74,381       51,120
Interest Expense                                  11,479        10,804          357
Interest Income                                      306           810        1,052
                                              ----------    ----------   ----------
  Income Before Income Taxes                      69,940        64,387       51,815
Provision For Income Taxes                        26,979        25,490       19,539
                                              ----------    ----------   ----------
  Net Income                                  $   42,961    $   38,897   $   32,276
                                              ==========    ==========   ==========

Earnings Per Share                            $     2.06    $     1.87   $     1.57
                                              ==========    ==========   ==========

Earnings Per Share - Assuming Dilution        $     2.02    $     1.83   $     1.53
                                              ==========    ==========   ==========

Average Number of Shares Outstanding          20,893,182    20,805,844   20,616,825
                                              ==========    ==========   ==========

Average Number of Shares-Assuming Dilution    21,278,497    21,275,061   21,074,615
                                              ==========    ==========   ==========

See accompanying Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
---------------------------------------------------
In Thousands of Dollars, Except Per Share Data

                                         Common                            Accumulated
                               Compre-    Stock    Additional                 Other
                               hensive    $.01      Paid-In    Retained   Comprehensive
                               Income   Par Value   Capital    Earnings       Income         Total
                              --------  ---------  ----------  --------   -------------    ---------

Balance, December 31, 1995                $ 206    $ 37,133    $ 99,079       $ (545)      $ 135,873
 Net Income                   $ 32,276      --           --      32,276           --          32,276
 Dividends Declared
   ($.48 per share)                         --           --      (9,902)          --          (9,902)
 Translation Adjustment          1,214      --           --          --        1,214           1,214
                              --------
 Comprehensive Income         $ 33,490
                              ========
 Stock Options Exercised                                562          --           --             562
                                        --------   --------   ---------   -------------    ---------
Balance, December 31, 1996                  206      37,695     121,453          669         160,023
 Net Income                   $ 38,897       --          --      38,897           --          38,897
 Dividends Declared
   ($.48 per share)                          --          --      (9,993)          --          (9,993)
 Translation Adjustment           (711)      --          --          --         (711)           (711)
                              ---------
 Comprehensive Income         $ 38,186
                              =========
 Stock Options Exercised                      2       1,209          --           --           1,211
                                        --------   --------   ---------   -------------    ---------
Balance, December 31, 1997                  208      38,904     150,357          (42)        189,427
 Net Income                   $ 42,961       --          --      42,961           --          42,961
 Dividends Declared
   ($.48 per share)                          --          --     (10,033)          --         (10,033)
 Translation Adjustment            185       --          --         185          185
                              --------
 Comprehensive Income         $ 43,146
                              ========
 Stock Options Exercised                      1       1,956          --           --           1,957
                                        --------   --------   ---------   -------------    ---------
Balance, December 31, 1998                $ 209    $ 40,860   $ 183,285        $ 143       $ 224,497
                                        ========   ========   =========   =============    =========

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS              REGAL-BELOIT CORPORATION
-------------------------------------              ------------------------
In Thousands of Dollars


                                                           For The Year Ended December 31,
                                                          ---------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:                        1998        1997        1996
                                                          ---------   ---------   ---------
 Net income                                               $  42,961   $  38,897   $  32,276
 Adjustments to reconcile net income to
  net cash provided from operating activities:
   Depreciation and amortization                             22,039      18,874      10,578
   Provision for deferred income taxes                        3,673      13,770         (54)
   Change in assets and liabilities, net of acquisitions:
    Receivables                                                 338        (200)      8,799
    Inventories                                              (5,816)        473       3,708
    Current liabilities and other, net                      (12,802)      6,975      (1,640)
                                                          ----------   --------   ----------

    Net cash provided from operating activities              50,393      78,789      53,667

CASH FLOWS FROM INVESTING ACTIVITIES:
   Additions to property, plant and equipment               (14,836)    (16,076)    (11,112)
   Business acquisition                                         ---    (279,260)        ---
   Sale of property, plant and equipment                        118         515         391
   Other, net                                                (1,400)        356        (525)
                                                          ----------   ---------  ----------

   Net cash used in investing activities                    (16,118)   (294,465)    (11,246)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Additions to long-term debt                                  ---     242,000         ---
   Repayment of long-term debt                              (26,038)    (52,532)     (2,721)
   Stock issued under option and compensation plans           1,957       1,211         562
   Dividends to shareholders                                (10,023)     (9,970)     (9,480)
                                                          ----------   ---------  ----------

   Net cash (used in) provided from financing activities    (34,104)    180,709     (11,639)

EFFECT OF EXCHANGE RATE ON CASH:                                 26         (84)        162
                                                          ----------   ---------  ----------

   Net increase (decrease) in cash and cash equivalents         197     (35,051)     30,944
   Cash and cash equivalents at beginning of year             3,351      38,402       7,458
                                                          ----------   ---------  ----------
   Cash and cash equivalents at end of year                $  3,548    $  3,351   $  38,402
                                                          ==========   =========  ==========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
   Interest                                               $  12,081    $ 10,053   $     413
   Income Taxes                                           $  28,011    $  9,509   $  19,728

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS         REGAL-BELOIT CORPORATION
-----------------------------------------          ------------------------


For The Three Years Ended December 31, 1998

(1) NATURE OF OPERATIONS

 Regal-Beloit Corporation (the Company) is a United States-based multinational corporation. The Company is organized into two operating groups, the Mechanical Group with its principal line of business in mechanical products which control motion and torque, and the Electrical Group with its principal line of business in electric motors and generators. The principal markets for the Company's products and technologies are within the United States. Sales in foreign countries represent a relatively minor proportion of total Company sales.


(2) ACCOUNTING POLICIES

Principles of Consolidation
---------------------------

The financial statements include the accounts of the Company and its wholly owned subsidiaries.


Revenue Recognition
-------------------

Sales and related cost of sales for all products are recognized upon shipment of the products.


Use of Estimates
----------------
 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, in certain circumstances, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.


Foreign Currency Translation
----------------------------
 Net assets of non-U.S. subsidiaries, whose functional currencies are other than the U.S. Dollar, are translated at the rates of exchange in effect as of year end. Income and expense items are translated at the average exchange rates in effect during the year. The translation adjustments relating to net assets are recorded directly into a separate component of shareholders' investment. Certain other translation adjustments continue to be reported in net income and were not significant in any of the three years ended December 31, 1998.


Cash and Cash Equivalents
-------------------------
 Cash and cash equivalents consist primarily of highly liquid investments with insignificant interest rate risk and original maturities of three months or less at date of acquisition. The carrying value of cash equivalents closely approximates their fair market value.

Inventories
-----------

The approximate percentage distribution between major classes of inventory is as follows:
                                        December 31
                                       -------------
                                       1998     1997
                                       ----     ----
Raw Material . . . . . . . . . . . . .  14%      13%
Work In Process. . . . . . . . . . . .  23%      23%
Finished Goods and Purchased Parts . .  63%      64%


Inventories are stated at cost, which is not in excess of market. Cost for approximately 82% of the Company's inventory at December 31, 1998 and 1997, was determined using the last-in, first-out (LIFO) method. If all inventories were valued on the first-in, first-out (FIFO) method, they would have increased by $7,030,000 and $8,364,000 as of December 31, 1998 and 1997,
respectively. Material, labor and factory overhead costs are included in the inventories.


Property, Plant and Equipment
-----------------------------
 Property, plant and equipment is stated at cost. Maintenance and repairs are charged to expense as incurred and major renewals and improvements are capitalized.

 The cost of property retired or otherwise disposed of is removed from the property accounts, the accumulated depreciation is removed from related reserves, and the net gain or loss is reflected in income.

 The provisions for depreciation are based on the estimated useful lives of plant and equipment from the dates of acquisition and are calculated primarily using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The estimated useful lives are:

     Description                      Life
--------------------------        --------------
Buildings and Improvements        10 to 45 years
Machinery and Equipment            3 to 15 years


(3) LEASES AND RENTAL COMMITMENTS

 Rental expenses charged to operations amounted to $3,616,000 in 1998, $3,535,000 in 1997 and $1,158,000 in 1996. Future minimum rental commitments for noncancelable operating leases having a remaining term in excess of one year as of December 31, 1998 are not material.

(4) ACQUISITION

 On March 26, 1997, the Company acquired 100% of the stock of Marathon Electric Manufacturing Corporation of Wausau, Wisconsin for approximately $279,000,000. The acquisition was financed with a combination of approximately $37,000,000 of existing cash and $242,000,000 of debt. (See also
Note 5 "Long-Term Debt and Bank Credit Facilities".) Marathon Electric is a leading manufacturer of electric motors and generators. Marathon Electric sells its products worldwide to a broad range of industries and customers.

 Results of operations for Marathon Electric have been consolidated in the Company's statements effective March 27, 1997. Unaudited pro-forma results of operations for Regal-Beloit Corporation for the year ended December 31, 1997 as though Marathon Electric had been acquired as of January 1, 1997 are net sales of $549,855,000, net income of $39,602,000 and basic earnings per share of $1.90.

 This acquisition was accounted for as a purchase, and the audited results shown in these statements relating to the acquisition have been prepared in accordance with generally accepted accounting principles.


(5) LONG-TERM DEBT AND BANK CREDIT FACILITIES

                                             (In Thousands of Dollars)
Long-term debt consists of the following:            December 31,
                                             -------------------------
                                                  1998          1997
                                             ------------  -----------
Revolving Credit Facility                      $ 166,000     $ 192,000
Other                                                261           299
                                                 166,261       192,299
                                             -----------   -----------
Less-Current maturities                               43            38
                                             -----------   -----------
Noncurrent portion                             $ 166,218     $ 192,261
                                             ===========   ===========

 The Company maintains a $190,000,000 unsecured revolving credit facility which expires March 26, 2002 (the "Facility"). The Facility permits the Company to borrow at rates based upon a margin above LIBOR. The Facility also includes financial covenants regarding minimum net worth, maximum permitted debt and minimum interest coverage. The average balance outstanding under the Facility in 1998 was $185,427,000. The average interest rate paid under the Facility in 1998 was 6.1%. The Company had $24,000,000 of available borrowing capacity under the Facility at December 31, 1998.

 The Company also maintains a short-term credit line of $10,000,000 at December 31, 1998. There was no outstanding balance on the short-term credit line at December 31, 1998.

 Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of long-term debt is not materially different than the carrying value.

 Maturities of long-term debt are as follows:

       Year                       (In Thousands of Dollars)
      ------                      -------------------------
       1999                                    $43
       2000                                     48
       2001                                     54
       2002                                166,061
       2003 and thereafter                      55
                                          --------
       Total                              $166,261
                                          ========

(6) CONTINGENCIES

The Company is, from time to time, party to lawsuits arising from its normal business operations. In addition, the Company is party to certain environmental cleanup proceedings. It is believed that the outcome of these lawsuits and cleanup proceedings will have no material effect on the Company's financial position or its results of operations.
<PAGE 10>

(7) RETIREMENT PLANS

 The Company has a number of retirement plans that cover most of its employees. The primary plan of the Mechanical Group is a qualified discretionary profit-sharing plan covering substantially all domestic employees except those covered by collective bargaining agreements. Total expense for all profit-sharing and retirement plans of the Mechanical Group was $4,044,000, $4,247,000 and $4,041,000 in 1998, 1997 and 1996, respectively.

 The Electrical Group has defined benefit pension plans which cover substantially all employees. Benefits provided under qualified defined benefit plans are based on employees' average earnings in years immediately preceding retirement and years of credited service. Funding of the plans is in accordance with federal laws and regulations.

 Net periodic pension benefit costs for the Company sponsored plans were as follows:


                                    (In Thousands of Dollars)

                              Twelve Months Ended     Nine Months Ended
                                December 31,1998      December 31,1997
                              -------------------     -----------------
Service cost................       $1,201                 $  822
Interest cost...............        2,635                  1,880
Expected return on
 plan assets................       (3,752)                (2,570)
Amortization of prior
 service cost...............            9                     --
                                   -------                -------

Net periodic benefit cost...       $   93                 $  132
                                   =======                =======


 The Company's pension plans have assets in excess of the accumulated benefit obligation. The accumulated benefit obligation of the plans was $34,636,000 and $29,891,000 in 1998 and 1997, respectively. The following table presents a reconciliation of the funded status of the plans using an assumed discount rate of 7.0% in 1998 and 7.5% in 1997, annual compensation increases of 4.5% in 1998 and 1997, and an assumed long-term rate of return on plan assets of 9.0% in 1998 and 1997.

                                              (In Thousands of Dollars)

                                        Twelve Months Ended   Nine Months Ended
                                         December 31, 1998    December 31,1997
                                        -------------------   -----------------
Change in projected benefit obligation:
Obligation at beginning
 of period . . . . . . . . . . .             $ 35,316               $ 32,258
Service cost . . . . . . . . . .                1,202                    822
Interest cost. . . . . . . . . .                2,635                  1,880
Change in assumptions. . . . . .                1,910                  1,237
Plan amendments . .  . . . . . .                  589                    104
Benefits paid. . . . . . . . . .               (1,520)                  (985)
                                             ---------              ---------
Obligation at end of period. . .               40,132                 35,316
                                             ---------              ---------

Change in fair value of plan assets:
Fair value of plan assets at
 beginning of period . . . . . .                44,937                 38,182
Actual return on plan assets . .                 4,713                  7,740
Employer contributions . . . . .                   327                      -
Benefits paid  . . . . . . . . .                (1,520)                  (985)
                                              ---------              ---------
Fair value of plan assets
 at end of period. . . . . . . .                48,457                 44,937
                                              ---------              ---------

Funded status. . . . . . . . . .                 8,325                  9,621

Unrecognized net actuarial
 (gain) loss . . . . . . . . . .                (2,934)                (3,884)
Unrecognized prior
 service costs . . . . . . . . .                   684                    104
                                              ---------              ---------
Intangible asset recognized
 in balance sheet. . . . . . . .              $  6,075               $  5,841
                                              ========               =========

 The Electrical Group also has defined contribution plans for all salaried and hourly employees. The plans provide for company contributions based, depending on the plan, upon one or more of participant contributions, service, and Electrical Group profits. Electrical Group contributions to the plans totaled
$1,289,000 and $1,073,000 in 1998 and 1997, respectively.
<PAGE 11>


(8) NEW ACCOUNTING PRONOUNCEMENTS

 In June, 1997 the Financial Accounting Standards Board issued Statement of
Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which established standards for reporting and displaying comprehensive income and its components. The statement is effective for fiscal years beginning after December 15, 1997 and has been adopted by the Company in these statements. The components of comprehensive income have been displayed in the Consolidated Statements of Shareholders' Investment.


 In June 1998, the Financial Accounting Standards Board issued Statement of
Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard requires that an entity recognize derivatives as either assets or liabilities on its balance sheet and measure those interments at fair value. The Company was not party to any material derivative financial instrument contracts in 1998, 1997 or 1996.


(9)  STOCK OPTION PLANS

 The Company has four stock option plans available for officers, directors, and key employees. Under the Company's 1982 and 1987 Stock Option Plans, which have expired as to new grants, 1,200 shares and 150,586 shares previously granted, respectively, remain outstanding. Options under these plans were granted at a price that equaled the market value on the date of grant and an option's maximum term is 10 years from date of grant.

 In 1991, the shareholders approved a Flexible Stock Incentive Plan, which permits the awarding of up to 1,000,000 option shares. Options for 774,156 shares have been granted under this plan; 681,632 shares remain outstanding.
These options were granted at prices that equaled the market value on the date of grant and an option's maximum term is 10 years from date of grant.

 In 1998, the shareholders approved the 1998 Stock Option Plan, which permits the awarding of up to 1,000,000 additional option shares. Options for 5,600 shares have been granted under this plan and remain outstanding. These options were granted at prices that equaled the market value on the date of grant and an option's maximum term is 10 years from date of grant.

 A summary of the status of the Company's four stock option plans as of December 31, 1998, 1997 and 1996, and changes during the years then ended is presented below:


                                           1998                       1997                         1996
                                   -----------------------   ------------------------    -------------------------
                                              Weighted                    Weighted                     Weighted
                                               Average                    Average                      Average
                                   Shares   Exercise Price   Shares    Exercise Price    Shares     Exercise Price
                                   -----------------------   ------------------------    -------------------------
Outstanding at beginning of year   907,682     $ 13.42       866,418     $  8.88          873,086      $  7.84
Granted                             88,400       28.31       243,850       24.10          107,700        18.85
Exercised                          (81,564)      11.31      (200,336)       7.54          (96,368)        5.84
Forfeited                          (75,500)      23.65        (2,250)      18.81          (18,000)       19.00
                                   --------    -------      ---------    -------          --------     -------
Outstanding at end of year         839,018     $ 14.18       907,682     $ 13.42          866,418      $  8.88

Options exercisable at year-end    522,981                   467,582                      616,068

The following table summarizes information about the Company's four stock option plans outstanding at December 31, 1998:

                   Range of         Options           Options
                   Exercise      Outstanding at    Exercisable at
                    Prices          12/31/98          12/31/98
               --------------------------------------------------
               $  5.56 - 8.36       410,594           314,594
                  8.37 - 12.56       64,098            64,098
                 12.57 - 18.86       75,626            45,626
                 18.87 - 28.31      217,050            48,063
                                    -------           -------
                 28.32 - 32.44       71,650            50,600
                                    -------           -------
                                    839,018           522,981

 The Company accounts for its stock option plans under APB Opinion No. 25. Accordingly, no compensation cost has been recognized in the statements of income. Had compensation cost for these plans been determined consistent with FASB Statement No. 123 "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                       (In Thousands, Except Per Share Data)
                                            1998        1997         1996
                                         --------     --------     --------
Net Income:
     As Reported                         $ 42,961     $ 38,897     $ 32,276
     Pro Forma                           $ 41,796     $ 38,100     $ 32,066
Earnings Per Share
     As Reported                         $   2.06     $   1.87     $   1.57
     Pro Forma                           $   2.00     $   1.83     $   1.56
Earnings Per Share - Assuming Dilution
     As Reported                         $   2.02     $   1.83     $   1.53
     Pro Forma                           $   1.96     $   1.79     $   1.52

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996, 1997 and 1998, respectively: risk-free interest rates of 5.9%, 6.7% and 5.6%; expected dividend yield of 2.5% for all years; expected option lives of 7.0 for all years; expected volatility of 32% in all three years.


(10)  INCOME TAXES
 The provision for income taxes is summarized as follows:

                      (In Thousands of Dollars)
                 ----------------------------------
                    1998        1997         1996
                 ---------    ----------   --------
Current
 Federal         $ 19,960     $  9,748     $ 16,232
 State              2,493          861        2,712
 Foreign              853        1,111          649
                 --------     --------     ---------
                   23,306       11,720       19,593
Deferred            3,673       13,770          (54)
                 --------     --------     ---------
                 $ 26,979     $ 25,490     $ 19,539
                 ========     ========     =========


 A reconciliation of the statutory Federal income tax rate and the effective rate reflected in the statements of income follows:

                              1998      1997      1996
                              -----     -----     -----
Federal statutory rate        35.0%     35.0%     35.0%
State income taxes, net of
 federal benefit               2.6       3.0       3.4
Nondeductible goodwill
 amortization                  2.1       1.6        -
Other, net                    (1.1)       -        (.7)
                              -----     -----     -----
Effective tax rate            38.6%     39.6%     37.7%
                              =====     =====     =====

 Deferred taxes arise primarily from differences in amounts reported for tax and financial statement purposes. The Company's net deferred tax liability as of December 31, 1998 of $22,258,000 is classified on the consolidated balance sheet as a current income tax benefit of $10,249,000 and a long-term deferred income tax liability of $32,507,000. The December 31, 1997 net deferred tax liability was $18,585,000, consisting of a current income tax benefit of $13,141,000 and a long-term deferred income tax liability of $31,726,000. The components of this net deferred tax liability are as follows:

                                     (In Thousands of Dollars)
                                            December 31
                                         1998          1997
                                      ----------    ----------
Operating loss carry forward          $     649     $     774
Inventory                                 1,378         1,999
Accrued employee benefits                 3,519         4,428
Bad debt reserve                            423           959
Other                                     2,191         2,552
                                      ----------    ----------
   Deferred tax assets                    8,160        10,712

Property related                        (25,534)      (24,277)
Inventory valuation reserve              (4,734)       (4,734)
Other                                      (150)         (286)
                                      ----------    ----------
   Deferred tax liabilities             (30,418)      (29,297)
                                      ----------    ----------
Net deferred tax liability            $ (22,258)    $ (18,585)
                                      ==========    ==========

(11) INDUSTRY SEGMENT INFORMATION

 Regal-Beloit's reportable segments are strategic businesses that offer different products and services. The Company has two such reportable segments: Mechanical Group and Electrical Group. The Mechanical Group produces mechanical speed reducers and related products for sale to original equipment manufacturers and distributors. The Electrical Group produces AC electric motors, electric generators and related products for sale to original equipment manufacturers and distributors.

 The Company evaluates performance based on the segments' income from operations. All corporate costs have been allocated to each group based on the net sales of each group. The reported net sales of each segment are solely from external customers. No single customer accounts for 10% or more of the Company's net sales.

 The Company's products manufactured and sold outside the United States were 3%, 4% and 7% of net sales in 1998, 1997 and 1996, respectively. Export sales from U.S. operations were approximately 6% of net sales in 1998, 7% in 1997 and 3% in 1996.

 Pertinent data for each industry segment in which the Company operated for the three years ended December 31, 1998 is as follows:

                                                           (In Thousands of Dollars)
                                     -----------------------------------------------------------------------
                                         Net    Income From   Identifiable     Capital      Depreciation and
                                        Sales    Operations     Assets       Expenditures   Amortization (B)
                                     ---------   ----------   ------------   ------------   ----------------
1998
Mechanical Group                     $ 280,153   $ 45,758      $ 163,740        $  7,643        $ 10,767
Electrical Group                       263,360     35,355        318,282(A)        7,193          11,272
                                     ---------   --------      ------------     --------        --------
Total Regal-Beloit Corporation       $ 543,513   $ 81,113      $ 482,022        $ 14,836        $ 22,039
                                     =========   ========      ============     ========        ========

1997
Mechanical Group                     $ 285,174   $ 48,545      $ 158,639        $  9,482        $ 10,767
Electrical Group (9 months results)    201,845     25,836        326,986(A)        6,594           8,107
                                     ---------   --------      ------------     --------        --------
Total Regal-Beloit Corporation       $ 487,019   $ 74,381      $ 485,625        $ 16,076        $ 18,874
                                     =========   ========      ============     ========        ========

1996 (C)
Total Regal-Beloit Corporation       $ 281,508   $ 51,120      $ 196,996        $ 11,112        $ 10,578
                                     =========   ========      ============     ========        ========


(A) Includes $147,161,000 in 1998 and $151,358,000 in 1997 of goodwill relating to the Marathon Electric acquisition.
(B) Amortization included for Electrical Group only: $4,152,000 in 1998, and $3,124,000 in 1997.
(C) Prior to 1997, the Company's operations were all part of the Mechanical Group.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Regal-Beloit Corporation:

   We have audited the accompanying consolidated balance sheets of REGAL-BELOIT CORPORATION (a Wisconsin Corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Regal-Beloit Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



Milwaukee, Wisconsin,                        /s/ Arthur Andersen LLP
                                            -------------------------
January 27, 1999                             Arthur Andersen LLP


RESPONSIBILITY FOR FINANCIAL STATEMENTS

   The preceding financial statements of Regal-Beloit Corporation and related footnotes were prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles, which have been applied on a consistent basis.

   The system of internal controls of Regal-Beloit Corporation is designed to assure that the books and records reflect the transactions of the Company and that its established policies and procedures are carefully followed. The internal control system is augmented by careful selection and training of qualified employees, proper division of responsibilities, and the development and dissemination of written policies and procedures.

   Arthur Andersen LLP, whose audit report is shown on this page, is engaged by the Board of Directors to audit the financial statements of Regal-Beloit Corporation and issue reports thereon. Their audit is conducted in accordance with generally accepted auditing standards which require obtaining an understanding of the Company's systems and procedures and performing tests and other procedures sufficient to provide reasonable assurance that the financial statements are neither materially misleading nor contain material errors.

   The Audit Committee of the Board of Directors, which committee consists entirely of outside directors, meets regularly with the independent public accountants and management to review the scope and results of audits.
In addition, the Audit Committee meets with Arthur Andersen LLP, without management representatives present, to discuss the results of their audit including a discussion of internal accounting controls, financial reporting and other audit matters.


           /s/ James L. Packard                /s/ Kenneth F. Kaplan
           --------------------                ---------------------
           James L. Packard                    Kenneth F. Kaplan
           Chairman, President,                Vice President,
           Chief Executive Officer             Chief Financial Officer
                                               and Secretary

DIVISIONS & SUBSIDIARIES                           REGAL-BELOIT CORPORATION
------------------------                           ------------------------

ELECTRICAL GROUP    MECHANICAL GROUP----------------------------------------------------------

Domestic                   Domestic                                   International
-Marathon Electric         -Durst             -Mastergear U.S.A.      -Costruzioni
  Manufacturing             Shopiere, WI       South Beloit, IL        Meccaniche
  Wausau, WI                                                           Legnanesi S.r.L.
                                                                       Legnano. Italy
-Marathon Special          -Electra-Gear      -Ohio Gear/
  Products                  Anaheim, CA        Richmond Gear
  Bowling Green, OH                            Liberty, SC            -Mastergear (GmbH)
                                                                       Neu-Anspach,
                           -Foote-Jones/      -Regal Cutting Tools     Germany
International               Illinois Gear      National Twist Drill
-Marathon Electric Ltd.     Chicago, IL        New York Twist Drill   -Opperman Mastergear,
  Singapore, Republic of                       South Beloit, IL        Ltd.
  Singapore                -Grove Gear                                 Newbury, England
                            Union Grove, WI    -Velvet Drive
-Marathon Electric -                            Transmissions
 U.K.                      -Hub City            New Bedford, MA
 Leicestershire, England    Aberdeen, SD


SHAREHOLDER INFORMATION
-------------------------------------------------------------------------------

Corporate Headquarters
----------------------
 Regal-Beloit Corporation
 200 State Street, Beloit, WI 53511-6254
 Phone:  (608) 364-8800     Fax: (608) 364-8818


Transfer Agent, Registrar and Dividend Disbursing Agent
-------------------------------------------------------
 First Class, Registered
 -----------------------
 & Certified Mail
 ----------------        Overnight Courier
 BankBoston, NA          EquiServe
 EquiServe               Blue Hills Office Park
 P.O. Box 8040           150 Royall Street
 Boston, MA 02266-8040   Canton, MA 02021

 Phone: (781) 575-3400   Fax: (781) 575-2665


Have you received your cash dividends?
--------------------------------------
 During 1998, four quarterly cash dividends were declared on Regal-Beloit
Corporation common stock.   If you have not received all dividends to which
you are entitled, please write or call BankBoston at the  address above.

Stock Listing
-------------
 Regal-Beloit stock was first traded publicly in 1969.  The Corporation began trading on the American Stock Exchange in 1976 under the symbol RBC.

Cash Dividends and Stock Splits
-------------------------------
 Regal-Beloit Corporation paid its first cash dividend in January, 1961. Since that date, Regal-Beloit has  paid 154 consecutive quarterly dividends through
January, 1999. The Company has raised cash dividends 33 times in the 38 years these dividends have been paid. The dividend has never been reduced. The company  has also declared and issued 15 stock splits/dividends since inception.



Stock Purchases
---------------
 A shareholder should make sure that newly purchased shares are registered the same way each time they add to their holdings in order to prevent the creation of duplicate accounts. Such accounts are not only an inconvenience to the shareholder, but also increase your Company's administrative costs.

Notice of Annual Meeting
------------------------
 The Annual Meeting of shareholders will be held at 10:30 a.m.,
 C.D.T., on Wednesday, April 21, 1999, at the Corporate Offices,
 200 State Street, Beloit, Wisconsin.

Form 10-K
---------
 A copy of the report filed by the Company with the Securities and Exchange
Commission is available to  shareholders upon request.

 Please direct requests to:
 Regal-Beloit Corporation
 Attn: Investor Relations
 200 State Street, Beloit, WI 53511-6254

Auditors
--------
 Arthur Andersen LLP, Milwaukee, Wisconsin.


Regal-Beloit Corporation is a Wisconsin Corporation listed on the
-----------------------------------------------------------------
American Stock Exchange under the symbol RBC.
--------------------------------------------


